SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                             IVAX DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45070W 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                IVAX Corporation
--------------------------------------------------------------------------------
                           c/o Richard S. Egosi, Esq.
                         Teva Pharmaceuticals USA, Inc.
                                 425 Privet Road
                                                   P.O. Box 1005
                             Horsham, PA 19044-8005
                                 (215) 293-6400
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Peter H. Jakes, Esq.
                            Jeffrey S. Hochman, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                January 26, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A



--------------------------------------            ------------------------------
CUSIP No. 45070W 10 9                             Page 2 of 12 Pages
--------------------------------------            ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Teva Pharmaceutical Industries Limited
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

-----------  -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not applicable
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Israel
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     20,000,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                20,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            20,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            72.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A



--------------------------------------            ------------------------------
CUSIP No. 45070W 10 9                             Page 3 of 12 Pages
--------------------------------------            ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            IVAX Corporation
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

-----------  -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not applicable
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Florida
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     20,000,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                20,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            20,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            72.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

This Amendment No. 1 amends the Schedule 13D filed on March 26, 2001 (as amended, the "Schedule 13D") by IVAX Corporation, a Florida corporation ("Ivax"), and is being filed on behalf of Ivax and Teva Pharmaceutical Industries Limited, an Israeli corporation ("Teva" and, together with Ivax, the "Filers"). The Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of IVAX Diagnostics, Inc., a Delaware corporation (the "Company").

Item 2.  Identity and Background.

Item 2 is hereby amended and restated as follows:

This statement is filed on behalf of Teva Pharmaceutical Industries Limited, an Israeli corporation ("Teva") and its wholly owned subsidiary IVAX Corporation, a Florida corporation ("Ivax" and, together with Teva, the "Filers").

Pursuant to a merger agreement entered into among Teva, Ivax and two newly formed subsidiaries of Teva, Ivory Acquisition Sub, Inc. and Ivory Acquisition Sub II, Inc., on January 26, 2006, Ivory Acquisition Sub, Inc. merged with and into Ivax, with Ivax being the surviving corporation. Immediately thereafter, Ivax merged with and into Ivory Acquisition Sub II, Inc., with Ivory Acquisition Sub II, Inc. continuing as the surviving corporation with its name changed to "IVAX Corporation" and as a wholly owned subsidiary of Teva. As a result, Teva may be deemed to beneficially own the Common Stock held by Ivax.

The address of the principal business and principal office of Teva is 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel. The principal business of Teva is developing, manufacturing and marketing generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

The names, residence or business address, citizenships and present principal occupations or employment of the executive officers and directors of Teva are set forth in Annex A hereto.

During the last five years, neither Teva nor, to the best knowledge of Teva, any person named in Annex A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The address of the principal business and principal office of Ivax is 4400 Biscayne Boulevard, Miami, Florida 33137. The principal business of Ivax and its subsidiaries is the research, development, manufacture, marketing and distribution of health care products.

The names, residence or business address, citizenships and present principal occupations or employment of the executive officers and directors of Ivax are set forth in Annex B hereto.

During the last five years, neither Ivax nor, to the best knowledge of Ivax, any person named in Annex A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

     Ivax beneficially owns 20,000,000 shares (the "Shares") of Common Stock through its direct ownership of the Shares. Ivax' beneficial ownership of the Shares represents approximately 72.5% of the Issuer's outstanding Common Stock. The Filers share the power to vote and power to dispose of the Shares which Ivax beneficially owns. With such ownership, the Filers have the voting power to control the election of the Company's directors and any other matter requiring the affirmative vote or consent of the Company's stockholders.

     Except as described in this statement, neither Ivax nor Teva, nor, to the best of their knowledge, any of their directors, executive officers or controlling persons, has effected any transaction involving the Common Stock in the last 60 days.

     Except as set forth in this Statement, no person except for Ivax is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock covered by this statement.

     The percentages set forth above were calculated on the basis that 27,601,976 shares of Common Stock outstanding as of November 9, 2005, as represented by the Company on its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2005. Because Ivax is a wholly owned subsidiary of Teva, Teva may be deemed to own beneficially all the Shares owned by Ivax.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 2, 2006



                                        TEVA PHARMACEUTICAL INDUSTRIES LIMITED





                                        By: /s/ Dan S. Suesskind
                                           -------------------------------------
                                             Name:  Dan S. Suesskind
                                             Title: Chief Financial Officer



                                        IVAX CORPORATION





                                        By: /s/ Richard S. Egosi
                                           -------------------------------------
                                             Name:  Richard S. Egosi
                                             Title: Secretary







               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                     WITH RESPECT TO IVAX DIAGNOSTICS, INC.]

                                     ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Teva as set forth below. Each person's business address is c/o Teva Pharmaceutical Industries Limited, 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel. Except as indicated, each person is a citizen of Israel.

                                Directors of Teva

Name                           Principal Occupation
[GRAPHIC OMITTED]              [GRAPHIC OMITTED]
Eli Hurvitz                    Chairman of Teva
Dr. Phillip Frost (1).         Vice Chairman
Ruth Cheshin                   President of the Jerusalem Foundation
Abraham E. Cohen (1)           Retired
Leslie Dan (2)                 Chairman of Novopharm Limited, a subsidiary of Teva
Prof. Meir Heth                Professor, Law School of the College of Management
Prof. Moshe Many               President of Ashqelon Academic College
Dr. Leora (Rubin) Meridor      Business and Financial Consultant
Dr. Max Reis                   Retired
Carlo Salvi (3)                Retired
Prof. Michael Sela             Professor, Weizmann Institute of Science
Dov Shafir                     Retired
Prof. Gabriela Shalev          Professor, President and Rector of Ono Academic College
David Shamir                   General Manager of Texas Instruments Israel Ltd.
Harold Snyder (1)              Retired
[GRAPHIC OMITTED]

(1) Citizen of the U.S.
(2) Citizen of Canada
(3) Citizen of Switzerland

                           Executive Officers of Teva

                               Title with Teva
Name                           (Principal Occupation)
[GRAPHIC OMITTED]              [GRAPHIC OMITTED]
Israel Makov                   President and Chief Executive Officer
George S. Barrett (4)          Group Vice President - North America and President and CEO - Teva North America
Amir Elstein                   Group Vice President - Specialties Product Management
William A. Fletcher (5)        Chairman, Teva North America
Chaim Hurvitz                  Group Vice President International
Dr. Itzhak Krinsky             Corporate Vice President - Business Development

Dr. Gerard Van Odijk (6)       Group Vice President Europe, and President and CEO Teva
                               Pharmaceuticals Europe B.V.
Moshe Manor                    Group Vice President - Global Innovative Resources

Eli Shohet                     Chief Integration Officer (Ivax) and Vice President CEE
Bruria Sofrin                  Corporate Vice President - Human Resources
Dan S. Suesskind               Chief Financial Officer
Dr. Ben-Zion Weiner            Chief R&D Officer


Jacob Winter                   Group Vice President - Global Pharmaceutical Operations
Aharon Yaari                   Group Vice President - Global API Division

Yehuda Arad                    Vice President - Safety and Environment
Dr. Shmuel Ben-Zvi             Vice President - Planning, Economics & IT
Doron Blachar                  Vice President - Finance
Rodney Kasan                   Vice President and Chief Technology Officer
William S. Marth (4)           President & CEO - Teva Pharmaceuticals USA, Inc.
Michael Netz                   Vice President - Global Products Division
Shosh Neumann                  Vice President - Product Portfolio Management
Christopher Pelloni (4)        Vice President - Global Generic R&D
Dr. Irit Pinchasi              Vice President - Global Innovative R&D
Dr. David Reisman              Vice President - Israel Pharmaceutical Operations
Dr. Aharon Schwartz            Vice President - Strategic Business Planning and New Ventures
Judith Vardi                   Vice President - Israel Pharmaceutical Sales
Ron Grupel                     Internal Auditor
Uzi Karniel                    General Counsel and Corporate Secretary
[GRAPHIC OMITTED]

(4) Citizen of the U.S.
(5) Citizen of the U.K.
(6) Citizen of the Netherlands

                                     ANNEX B

The name, business address and present principal occupation or employment of each of the directors and executive officers of Ivax as set forth below. Each person's business address is 1090 Horsham Road, North Wales, PA 19454, except for Richard S. Egosi whose business address is 425 Privet Road, PO Box 1005, Horsham, PA 19044-8005. Except as indicated, each person is a citizen of the United States.

                                Directors of Ivax

Name                           Principal Occupation
[GRAPHIC OMITTED]              [GRAPHIC OMITTED]
George S. Barrett              Group Vice President - North America and President and CEO - Teva North America
William S. Marth               President & CEO - Teva Pharmaceuticals USA, Inc.
Richard S. Egosi               Senior Vice President and General Counsel -  Teva Pharmaceuticals USA, Inc.

                           Executive Officers of Ivax


Name                               Title with Ivax                         Principal Occupation in Addition to
                                                                           Position with IVAX
[GRAPHIC OMITTED]                  [GRAPHIC OMITTED]                       [GRAPHIC OMITTED]

George S. Barrett                  President                               Group Vice President - North America and
                                                                           President and CEO - Teva North America
William S. Marth                   Executive Vice President                President & CEO - Teva Pharmaceuticals
                                                                           USA, Inc.
Eli Shohet (1)                     Vice Presidient                         Chief Integration Officer (Ivax) and
                                                                           Vice President CEE - Teva
Richard S. Egosi                   Secretary                               Senior Vice President and General Counsel
                                                                           - Teva Pharmaceuticals USA, Inc.
Mark Durand                        Treasurer and Chief Financial Officer   Chief Financial Officer and Senior Vice
                                                                           President - Teva Pharmaceuticals USA, Inc.
[GRAPHIC OMITTED]
(1)  Citizen of Israel